UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                         Commission File Number 0-32383
                                    --------

     (Check One):   |X| Form 10-K   |_| Form 20-F   |_| Form 11-K |_| Form 10-Q
                    |_| Form N-SAR    |_| Form N-CSR

         For Period Ended:  December 31, 2004

|_| Transition Report on Form 10-K      |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F      |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K
         For the Transition Period Ended: _____________________________________

  Read attached instruction sheet before preparing form. Please print or type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                 ______________________________________________


PART I - REGISTRANT INFORMATION

Full name of registrant:   Pegasus Communications Corporation

Former name if applicable:  N/A

 c/o Pegasus Communications Management Company, 225 City Line Avenue, Suite 200
         Address of principal executive office (Street and number)

                              Bala Cynwyd, PA 19004
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                            City, state and zip code


PART II  - RULE 12b-25 (b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|      (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
              N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



PART III - NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.


         As discussed in the registrant's Form 10-Q for the quarterly period ended September 30, 2004, certain of the registrant's subsidiaries filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code on June 2, 2004. The Chapter 11 proceedings have required a substantial amount of attention from the registrant's management and employees. Also, as reported on a Form 8-K dated and filed February 14, 2005, the registrant's new independent registered public accountants, Marcum & Kliegman LLP, were engaged on February 14, 2005. In light of the time dedicated to the bankruptcy proceedings and to facilitate the transition of its new independent registered public accountants, the registrant is still in the process of finalizing its financial statements and disclosures, and requires additional time to prepare its financial statements and to review and complete its Form 10-K for the year ended December 31, 2004.


PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

                          Scott A. Blank (610) 934-7098
                 --------------------------------------------------
                      (Name) (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                               |X| Yes  |_| No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               |X| Yes  |_| No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


         The results of operations of the Registrant (also referred to as "our", "we", or "us") for the year ended December 31, 2004 will reflect significant changes in the results of operations from the corresponding period for the last fiscal year, due to the Chapter 11 bankruptcy filings of certain of our direct and indirect subsidiaries (collectively, the "Debtors") on June 2, 2004, and the subsequent sale of the Debtors' direct broadcast satellite business to DIRECTV on August 27, 2004.

         The financial results of Pegasus Satellite Communications, Inc. (one of the Debtors) and its consolidated subsidiaries (collectively, "Pegasus Satellite") are included in our consolidated results only through June 2, 2004, and results of operations for Pegasus Satellite's direct broadcast satellite business prior to June 2, 2004 are classified as discontinued in our statements of operations and comprehensive loss, including results of operations for the year ended December 31, 2003. Subsequent to June 2, 2004, Pegasus Satellite has been deconsolidated from our balance sheet, our negative investment in Pegasus Satellite of approximately $413 million is presented using the cost method, and we no longer consolidate or record earnings or losses from Pegasus Satellite's operations that occurred after June 2, 2004. Since Pegasus Satellite's results have been deconsolidated and we believe that it is not probable that we will be obligated to fund any post-petition losses of Pegasus Satellite, any adjustments reflected in Pegasus Satellite's financial statements subsequent to the June 2, 2004 bankruptcy filing date relating to the recoverability and classification of recorded asset amounts, classification of liabilities, or adjustments made for loss contingencies and other matters are not expected to affect our results of operations.

         Selected financial data for the years ended December 31, 2004 and 2003 is presented below. The 2004 data is preliminary, subject to change and subject to audit. In addition, 2003 "net revenues", "loss from operations" and "loss from discontinued operations" reflect the reclassification of certain amounts included in the registrant's 2003 audited financial statements to discontinued operations as a result of the sale of the direct broadcast satellite business. Such reclassification is preliminary, subject to change and subject to audit.


                                            ---------------    ---------------
                 (In thousands)                  2004               2003
                                            ---------------    ---------------
Net revenues ...............................     $14,151           $31,641
Loss from operations........................     (50,104)          (44,472)
Loss from discontinued operations...........    (490,621)         (102,304)
Net loss....................................    (545,521)         (147,166)



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                       Pegasus Communications Corporation
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   March 17, 2005            By:   /s/ Scott A. Blank
      --------------------              ------------------
                                        Scott A. Blank
                                        Senior Vice President

         Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

   Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

         5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.